Exhibit 12.1

TREVENA, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2013	2014	2015	2016	2017
	(in thousands)
Determination of earnings
Income/(loss) before income taxes	$(23,251)	$(49,701)	$(50,528)	$(102,994)	$(71,865)
Add:
Fixed Charges	303	234	531	1,927	3,232
Total Earnings/(loss)	(22,948)	(49,467)	(49,997)	(101,067)	(68,633)
Fixed charges:
Interest expense and amortization of debt discount and deferred financing costs	150	71	334	1,738	2,781
Estimated interest component of rent expense	153	163	197	189	541
Total fixed charges	303	234	531	1,927	3,322
Ratio of earnings to fixed charges(1)
Deficiency of earnings to cover fixed charges	$23,251	$49,701	$50,528	$102,994	$71,865
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(1)    For all periods presented, no ratios are provided as earnings were insufficient to cover fixed charges.